# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inventiva S.A., CIK 0001756594
CUSIP: 46124U107
Title of class of securities: Ordinary Shares, (euro)0.01 par value per share
Address of issuer's principal executive offices: 50 rue de Dijon, Daix, France (I0), 21121
Date of event which requires filing of this statement: 05/07/2025
Amends the filing with accession number 0001072613-20-000237
Filed by CIK 0001768564
Persons authorized to receive notices and communications: Stephanie Brecher, New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410)842-4000

## Reporting persons
- New Enterprise Associates 17, L.P. (CIK 0001768564): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,350,730; sole dispositive power 0; shared dispositive power 8,350,730; aggregate amount beneficially owned 8,350,730 (6% of the class)
- NEA Partners 17, L.P. (CIK 0001796820): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,350,730; sole dispositive power 0; shared dispositive power 8,350,730; aggregate amount beneficially owned 8,350,730 (6% of the class)
- NEA 17 GP, LLC (CIK 0001796821): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,350,730; sole dispositive power 0; shared dispositive power 8,350,730; aggregate amount beneficially owned 8,350,730 (6% of the class)
- Growth Equity Opportunities 18 VGE, LLC (CIK 0001917895): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,350,730; sole dispositive power 0; shared dispositive power 8,350,730; aggregate amount beneficially owned 8,350,730 (6% of the class)
- NEA 18 Venture Growth Equity, L.P. (CIK 0001880239): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 8,350,730; sole dispositive power 0; shared dispositive power 8,350,730; aggregate amount beneficially owned 8,350,730 (6% of the class)
- NEA Partners 18 VGE, L.P. (CIK 0001898446): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,350,730; sole dispositive power 0; shared dispositive power 8,350,730; aggregate amount beneficially owned 8,350,730 (6% of the class)
- NEA 18 VGE GP, LLC (CIK 0001898598): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,350,730; sole dispositive power 0; shared dispositive power 8,350,730; aggregate amount beneficially owned 8,350,730 (6% of the class)
- Forest Baskett (CIK 0001277631): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,684,064; sole dispositive power 0; shared dispositive power 6,684,064; aggregate amount beneficially owned 6,684,064 (4.8% of the class)
- Ali Behbahani (CIK 0001613867): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,350,730; sole dispositive power 0; shared dispositive power 8,350,730; aggregate amount beneficially owned 8,350,730 (6% of the class)
- Carmen Chang (CIK 0001746342): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,350,730; sole dispositive power 0; shared dispositive power 8,350,730; aggregate amount beneficially owned 8,350,730 (6% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,350,730; sole dispositive power 0; shared dispositive power 8,350,730; aggregate amount beneficially owned 8,350,730 (6% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,350,730; sole dispositive power 0; shared dispositive power 8,350,730; aggregate amount beneficially owned 8,350,730 (6% of the class)
- Edward T. Mathers (CIK 0001328625): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,350,730; sole dispositive power 0; shared dispositive power 8,350,730; aggregate amount beneficially owned 8,350,730 (6% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,350,730; sole dispositive power 0; shared dispositive power 8,350,730; aggregate amount beneficially owned 8,350,730 (6% of the class)
- Paul Walker (CIK 0001553150): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,350,730; sole dispositive power 0; shared dispositive power 8,350,730; aggregate amount beneficially owned 8,350,730 (6% of the class)
- Rick Yang (CIK 0001851328): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,350,730; sole dispositive power 0; shared dispositive power 8,350,730; aggregate amount beneficially owned 8,350,730 (6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, (euro)0.01 par value per share
Name of issuer: Inventiva S.A.
Address of issuer's principal executive offices: 50 rue de Dijon, Daix, France (I0), 21121
Comment:
This Amendment No. 3 ("Amendment No. 3") to Schedule 13D amends and supplements the Schedule 13D originally filed on July 21, 2020 (the "Schedule 13D"), Amendment No. 1 thereto filed on May 3, 2024 ("Amendment No. 1") and Amendment No. 2 thereto filed on October 21, 2024 ("Amendment No. 2"), and relates to the Ordinary Shares, including Ordinary Shares represented by American Depositary Shares ("ADS"), with each ADS representing one Ordinary Share, of the Issuer.

Certain terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1 and Amendment No. 2 thereto). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1 and Amendment No. 2 thereto).

## Item 2. Identity and Background
Name of person filing:
Growth Equity Opportunities 18 VGE, LLC ("GEO"); New Enterprise Associates 17, L.P. ("NEA 17") and NEA 18 Venture Growth Equity, L.P. ("NEA 18 VGE" and together with NEA 17, the "Funds"), which is the sole member of GEO; NEA Partners 17, L.P. ("NEA Partners 17"), which is the sole general partner of NEA 17, and NEA Partners 18 VGE, L.P. ("NEA Partners 18 VGE" and together with NEA Partners 17, the "GPLPs"), which is the sole general partner of NEA 18 VGE; and NEA 17 GP, LLC ("NEA 17 LLC"), which is the sole general partner of NEA Partners 17, and NEA 18 VGE GP, LLC ("NEA 18 VGE LLC" and together with NEA 17 LLC, the "GP LLCs" and collectively with the GPLPs, the "Control Entities"), which is the sole general partner of NEA Partners 18 VGE; and Ali Behbahani ("Behbahani"), Carmen Chang ("Chang"), Anthony A. Florence, Jr. ("Florence"), Mohamad H. Makhzoumi ("Makhzoumi"), Edward T. Mathers ("Mathers"), Scott D. Sandell ("Sandell"), Paul Walker ("Walker") and Rick Yang ("Yang") (together, the "Managers") and Forest Baskett ("Baskett").

Behbahani, Chang, Florence, Makhzoumi, Mathers, Sandell, Walker and Yang (the "Dual Managers") are managers of the GP LLCs.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal business office of GEO, each Fund, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Behbahani, Chang, Makhzoumi, Walker and Yang is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence and Mathers is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.
Present principal occupation or employment: The principal business of GEO and the Funds is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 17 is to act as the sole general partner of NEA 17. The principal business of NEA Partners 18 VGE is to act as the sole general partner of NEA 18 VGE. The principal business of NEA 17 LLC is to act as the sole general partner of NEA Partners 17. The principal business of NEA 18 VGE LLC is to act as the sole general partner of NEA Partners 18 VGE. The principal business of each of the Dual Managers is to manage the Control Entities, the Funds, GEO and a number of affiliated partnerships with similar businesses. The principal business of Baskett is to manage NEA 17 LLC, NEA Partners 17, NEA 17 and a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: GEO and the GP LLCs are limited liability companies organized under the laws of the State of Delaware. The Funds and the GPLPs are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to add the following:

As part of the Financing previously reported in Amendment No. 2, on December 16, 2024, following the approval of the Issuer's shareholders at the Shareholders' Meeting held on December 11, 2024, and pursuant to the T1 Subscription Agreement and T1 BSA Subscription Agreement, NEA 17 purchased from the Issuer 205,939 T1bis Shares and 1,166,986 T1bis BSAs and GEO purchased from the Issuer 308,907 T1bis Shares and 1,750,478 T1bis BSAs. The subscription price for each T1bis Share was (euro)1.35 per T1bis Share and the subscription price for each T1bis BSA was (euro)1.34 per share, with an exercise price of (euro)0.01.

On May 2, 2025, the Issuer and certain investors including NEA 17 and GEO entered into separate Subscription Agreements for PFW-BSAs (the "T2 Subscription Agreements"), pursuant to which the Issuer agreed to issue and sell, and such investors agreed to purchase and acquire, Ordinary Shares with attached warrants or, alternatively, PFW-BSAs (as defined below). The closing under the T2 Subscription Agreements took place on May 7, 2025 (the "Third Settlement").

Each PFW-BSA consists of (i) one pre-funded warrant (each a "Pre-Funded Warrant" and collectively the "Pre-Funded Warrants") to subscribe initially for one Ordinary Share (each a "PFW Share") at an exercise price of (euro)0.01 per PFW Share and (ii) one warrant (each a "T3 BSA" and collectively the "T3 BSAs") to subscribe initially for 0.9 Ordinary Shares (each a "T3 BSA Share") at an exercise price of (euro)1.50 per T3 BSA Share (subsections (i) and (ii) together, a "PFW-BSA"). The subscription price for each PFW-BSA was (euro)1.34.

The Pre-Funded Warrants are exercisable at the option of the holder at any time after their issuance; provided that, the Pre-Funded Warrants carry a limitation on exercise preventing exercise if such exercise results in the holder beneficially owning in excess of 4.99% of the number of the Issuer's Ordinary Shares, which percentage can be increased to an amount not to exceed 19.99% (or 24.99% of the voting rights of the Issuer) at the option of the holder upon 61 days' prior notice to the Issuer (the "Beneficial Ownership Limitation"); provided further that, to the extent required under the French FDI Regime (as defined in the T2 Subscription Agreements), the holder must obtain approval from the French Ministry of Economy to increase the Beneficial Ownership Limitation above 9.99% of the voting rights of the Issuer. The Pre-Funded Warrants expire on May 7, 2035.

The T3 BSAs are exercisable at the option of the holder subject to the release by the Issuer of topline data announcing that any key primary endpoint or key secondary endpoint of NATiV3 with any dosage regimen tested in the trial have been met no later than June 15, 2027 (the "T3 Triggering Event"), subject to certain accelerating events. The exercise of the T3 BSAs must take place no later than July 30, 2027. If the T3 Triggering Event is not fulfilled or does not occur within the defined time period, the T3 BSAs will automatically lapse.

Pursuant to the T2 Subscription Agreement, at the Third Settlement, NEA 17 purchased from the Issuer 7,407,407 PFW-BSAs for an aggregate purchase price of approximately (euro)9,925,925. After giving effect to the Beneficial Ownership Limitation, NEA 17 is now deemed to hold a total of 6,684,064 Ordinary Shares of the Issuer, including Ordinary Shares represented by ADSs (the "NEA 17 Shares"). The working capital of NEA 17 was the source of the funds for the purchase of the NEA 17 Shares. No part of the purchase price of the NEA 17 Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 17 Shares.

Pursuant to the T2 Subscription Agreement, at the Third Settlement, GEO purchased from the Issuer 11,111,111 PFW-BSAs for an aggregate purchase price of approximately (euro)14,888,889. After giving effect to the Beneficial Ownership Limitation, GEO is now deemed to hold a total of 1,666,666 Ordinary Shares of the Issuer, including Ordinary Shares represented by ADSs (the "GEO Shares"). The working capital of GEO was the source of the funds for the purchase of the GEO Shares. No part of the purchase price of the GEO Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the GEO Shares.

Collectively, immediately following the Third Settlement and after giving effect to the Beneficial Ownership Limitation, NEA 17 and GEO are now deemed to hold a total of 8,350,730 Ordinary Shares of the Issuer, including Ordinary Shares represented by ADSs (the "Fund Shares").

The foregoing description of the T2 Subscription Agreement and the terms and conditions of the securities issued thereunder is qualified in its entirety by reference to the full text of the T2 Subscription Agreement, a copy of which is attached as Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission (the "SEC") on May 5, 2025 (the "Form 6-K") and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
NEA 17 acquired the NEA 17 Shares for investment purposes and GEO acquired the GEO Shares for investment purposes. Information with respect to the Financing set forth in Item 3 above is incorporated herein by reference to the extent responsive to this Item 4.

Subject to the foregoing, depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 17, GEO and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
NEA 17 is the record owner of the NEA 17 Shares. As the sole general partner of NEA 17, NEA Partners 17 may be deemed to own beneficially the NEA 17 Shares. As the sole general partner of NEA Partners 17, NEA 17 LLC may be deemed to own beneficially the NEA 17 Shares.

GEO is the record owner of the GEO Shares. As the sole member of GEO, NEA 18 VGE may be deemed to own beneficially the GEO Shares. As the sole general partner of NEA 18 VGE, NEA Partners 18 VGE may be deemed to own beneficially the GEO Shares. As the sole general partner of NEA Partners 18 VGE, NEA 18 VGE LLC may be deemed to own beneficially the GEO Shares.

By virtue of their relationship as affiliated entities, whose Control Entities have overlapping individual controlling persons, each of the Funds and GEO may be deemed to share the power to direct the disposition and vote of the Fund Shares. As general partners of the Funds, each of the GPLPs may also be deemed to own beneficially the Fund Shares. As general partners of the GPLPs, each of the GP LLCs may also be deemed to own beneficially the Fund Shares.

As individual managers of the GP LLCs, each of the Dual Managers may be deemed to own beneficially the Fund Shares. As a manager of NEA 17 LLC, Baskett may be deemed to own beneficially the NEA 17 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 17 Shares and the GEO Shares, respectively, other than those shares which such person owns of record.

The percentage of outstanding Ordinary Shares of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 96,662,391 Ordinary Shares reported by the Issuer to be outstanding as of May 2, 2025 in the T2 Subscription Agreement and the 42,488,883 Ordinary Shares reported in the Form 6-K to have been issued in connection with the Third Settlement.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transaction in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Baskett has ceased to beneficially own five percent (5%) or more of the Issuer's Ordinary Shares as a result of NEA 17 ceasing to beneficially own five percent (5%) or more of the Issuer's Ordinary Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Information with respect to the Financing set forth in Item 3 above is incorporated herein by reference to the extent response to this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- New Enterprise Associates 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (05/07/2025)
- New Enterprise Associates 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/07/2025)
- NEA Partners 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (05/07/2025)
- NEA Partners 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/07/2025)
- NEA 17 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (05/07/2025)
- NEA 17 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/07/2025)
- Growth Equity Opportunities 18 VGE, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (05/07/2025)
- Growth Equity Opportunities 18 VGE, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/07/2025)
- NEA 18 Venture Growth Equity, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (05/07/2025)
- NEA 18 Venture Growth Equity, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/07/2025)
- NEA Partners 18 VGE, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (05/07/2025)
- NEA Partners 18 VGE, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/07/2025)
- NEA 18 VGE GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (05/07/2025)
- NEA 18 VGE GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/07/2025)
- Forest Baskett: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Forest Baskett (05/07/2025)
- Ali Behbahani: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Ali Behbahani (05/07/2025)
- Carmen Chang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Carmen Chang (05/07/2025)
- Anthony A. Florence, Jr.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr. (05/07/2025)
- Mohamad H. Makhzoumi: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi (05/07/2025)
- Edward T. Mathers: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Edward T. Mathers (05/07/2025)
- Scott D. Sandell: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Scott D. Sandell (05/07/2025)
- Paul Walker: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Paul Walker (05/07/2025)
- Rick Yang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Rick Yang (05/07/2025)
Comment: This Amendment No. 3 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.